April 13, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Ruairi Regan, Esq.

Re: Circle Energy, Inc.

Registration Statement on Form S-1

Filed March 9, 2022

File No. 333-263384

Dear Mr. Regan:

In connection with your comment letter dated April 5, 2022, to the registration statement on Form S-1 (the “Registration Statement”) of Circle Energy, Inc. (the “Company”), I have been authorized to provide you with the following responses to the comments contained in your letter:

Registration Statement on Form S-1
General

1.You disclose that you are a newly incorporated Nevada company formed for the purpose of acquiring oil and gas companies, projects, or properties and partnering with an established management team in the oil and gas industry. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Additionally, it appears based on your business description that you may be a "blank check" company under paragraph (a)(2) of Rule 419 of the Securities Act. Please revise to provide similar disclosure regarding your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. If you do not believe that you are a shell company or a blank check company, please provide us with your legal analysis.

SOUTH JORDAN | 1802 W. South Jordan Parkway, Suite 200 | South Jordan, Utah 84095 | 801.495.4104

Ruairi Regan, Esq.

April 13, 2022

RESPONSE:  Management believes the Company is not a shell company but is rather a startup company.  Management intends to engage in the oil and gas business and proposes to seek out and acquire oil and gas projects, either in the form of individual oil or gas producing properties or oil and gas projects owned by operating companies.

In the Company’s situation, management has been working at implementing its core business strategy, including, but not limited to, developing its plans to identify potential target acquisitions.  Depending upon the size of the acquisition, these may result in the purchase being structured as a reverse acquisition, or it may result in a series of smaller acquisitions.  It may also result in the acquisition of a project with a management team to operate the project and make further acquisitions.  It is intended that each acquisition would be accretive and organic.  The company does not intend to simply be a vehicle for any private company in any field to go public. Given the substantial experience of the management team in the oil and gas industry, the Company believes it can identify and acquire these projects quickly using equity in the Company as currency for the purchase.  Management believes making application to OTCQB would enhance the value of the Company’s equity and thus benefit the terms required for purchase of these projects.

The Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since inception. Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are: (i) a very specific business purpose to locate and acquire oil and gas properties or projects, (ii) a bona fide plan of operations to identify and acquire such properties or projects through personal contacts of management, (iii) a revenue generation strategy for the Company through the operation of these oil and gas properties or projects, and (iv) preliminary identification of select properties or projects to acquire. Much time and effort has been spent by management during this startup phase, using their expertise in oil and gas field, to examine and study technical data and maps to identify geographic areas of interest for acquisition of oil and gas properties or projects.  Management has been in ongoing preliminary conversations with multiple potential sellers and management teams related to oil and gas properties or projects, as well as with contacts within the banking community to finance these projects.  While no specific target has been identified, through their prior relationships management have identified a selection of potential acquisition targets, varying as to being a combination of an established management team and assets together or being one or the other of those individually.  Further, the Company recently completed a nonpublic offering of its common stock to raise gross proceeds of $264,000 to be used to complete the search for suitable oil and gas properties and projects.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”),

Ruairi Regan, Esq.

April 13, 2022

provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

Therefore, management believes the Company is not a “shell” company, but rather a development stage company with a limited operating history. Any finding to the contrary, mischaracterizes our business, denigrates our efforts and diminishes management’s ability to raise capital and will hamper its ability to successfully execute the Company’s operating plans and other capital raising efforts.  Our efforts, progress and development are continuous, expeditious and significant which is dispositive of a development stage company.

For many of the same reasons as cited above, the Company believes it is not a “blank check company.” Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that “. . . the term “blank check company” shall mean a company that: (i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).”  By its terms, Rule 419 is not applicable to a start-up company if it has a specific business plan.

In several places of the Company’s Amendment No. 1 to Form S-1, filed this date, the Company states its specific business plan. For example, in the summary description, on page 3, the Company states that it was “formed for the purpose of acquiring oil and gas companies, projects, or properties and partnering with an established management team in the oil and gas industry.”  Given the vast experience of the management team, it is clear that the business plan of the Company is to acquire and operate oil and gas properties, similar to projects engaged in by management over many years of prior experience in the field.  It is not the purpose of this business plan merely to be used as a vehicle for a private company to become a reporting company

Because the Company (i) has a business plan to acquire and operate oil and gas properties as done many times before by management and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, the Company is not a blank check company within the meaning of Rule 419.

In Securities Act Release No. 6932 (“April 28, 1992), which adopted rules relating to blank check offerings, the Commission stated in II Discussion of the Rules, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, the company has not indicated in any manner whatsoever, that its plans to merge with an unidentified company or companies. The Company has expressly stated on page 16 of the Form S-1/A that it does not have any plans to merge with an

Ruairi Regan, Esq.

April 13, 2022

unidentified company or companies outside the network of management’s contacts. Therefore, under the Commission’s own interpretation of Rule 419, the Company is not a blank check company.

Risk Factors, page 5

2.We note your discussion of risks related to the oil and gas industry beginning on page 9. Consider the impact of the import ban on energy from Russia, the corresponding export ban from Russia and the overall increase in commodity prices on your proposed business. Include risk factor disclosure, as appropriate, regarding the potential impact on your proposed business.

RESPONSE: A new risk factor has been added to this section addressing the risks related to the recent oil and gas import ban, a proposed export ban, and the effect on commodity prices.

Proposed Business, page 15

3.We note the bullet point list of management experience beginning on page 15. Clearly describe the relevant experience you are referencing in this list. As examples, provide specific additional detail regarding your management's experience in negotiating transactions favorable to investors, executing transactions in multiple geographies and under varying economic and financial market conditions, and accessing the capital markets, including financing businesses and helping companies transition to public ownership.

RESPONSE:  Additional information has been added to this section supporting the prior experience of Mr. Rochford.

Management, page 17

4.Please provide expanded disclosure regarding the approximately $1 billion arranged and raised by Mr. Rochford. Clarify Mr. Rochford's roles, the capacities in which he served and the dates of service at Ring Energy, Inc. Also, clarify when Mr. Broaddrick resigned from Ring Energy, Inc. as part of the headquarters relocation and company leadership changes.

RESPONSE:  This section has been expanded to include addition information in regard to the items noted in the comment.

Principal Shareholders, page 20

5.Please remove the statement in footnote 1 that the disclosure in this section "is believed to be accurate" or advise. It is unclear why you have qualified the disclosure with this statement given that the table is based upon information supplied by management.

RESPONSE:  The referenced language has been removed.

Ruairi Regan, Esq.

April 13, 2022

Please feel free to contact me if you have any further comments or questions.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance

cc:  Lloyd T Rochford, CEO

William R. Broaddrick, CFO

Haynie & Company, Certified Public Accountants